Mail Stop 4561

March 26, 2009

Via Mail and Facsimile to (858) 430-3578

Tony Aquila, CEO and President
Solera Holdings, Inc.
15030 Avenue of Science
San Diego, California 92128

> **Re: Solera Holdings, Inc.**
> **Annual Report on Form 10-K**
> **Filed August 29, 2008**
> **File No. 001-33461**

Dear Mr. Aquila:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that your EMEA operating segment accounted for approximately 62% of your revenue during fiscal year 2008, as well as for the six months ended December 31, 2008. In addition, you recently acquired HPI Ltd., which became a part of this reportable segment. In your response letter, please include a list of all the countries where your EMEA operating segment has made sales subsequent to your initial public offering.

2.   You do not appear to have provided the tabular disclosure required by Item 201(d) of Regulation S-K. Please explain.

Item 3. Legal Proceedings, page 23

3.   For all disclosed legal proceedings, please include the name of the court or agency in which the proceedings are pending, and the date instituted. See Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Factors Affecting Our Operating Results, page 31

4.   Although you list several factors that you believe have, and will, influence your operating results, your filings should discuss what your management views as the key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your company. See SEC Release No. 33-8350. In addition, filings should also include a balanced, executive-level discussion that identifies, and discusses in further detail, the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you; providing further information about how you earn revenues and income and generate cash; and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. For example, you state that the automobile insurance claims processing industry is influenced by growth and trends in the automobile insurance industry, and that demand for your software and services is generally related to automobile usage and the penetration of automobile insurance in your markets. Consider including a more detailed discussion of trends in automobile usage and insurance, and the impact to your company. Please note that this comment also applies to your filings on Form 10-Q.

Results of Operations, page 40

5.   We note your risk factor disclosure that pricing pressures have required you to significantly lower prices for some of your software in several markets. Please tell us the consideration you gave to providing a narrative discussion of the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of products sold and services provided, as well as pricing pressure in your industry, and how this has affected prices in your industry, the prices you charge, and your revenues. See Item 303(a)(3)(iii) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q.

Item 11. Executive Compensation, page 51

Incorporated by Reference to Definitive Proxy Statement Filed October 14, 2008

Compensation Discussion & Analysis, page 26

Elements of Compensation, page 28

Annual Cash Incentive, page 29

6.   We note your disclosure that individual performance objectives for your Solera
        Incentive Plan focus on clear and measurable targets, consisting of business-specific
        targets, waste reduction and increased productivity targets and teamwork targets. We
        note that you have not provided a quantitative discussion of the terms of these clear
        and measurable targets. Items 402(b)(2)(v) and (vi) of Regulation S-K require
        appropriate disclosure of the specific items of corporate performance that are taken
        into consideration in setting compensation policies and making compensation
        decisions and how specific forms of compensation are structured and implemented to
        reflect these performance items. To the extent you have omitted this disclosure under
        Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed
        supplemental analysis supporting your conclusion and provide appropriate
        corresponding disclosure pursuant to Instruction 4. In disclosing the level of difficulty
        or ease associated with achievement of the undisclosed performance levels or other
        factors, please provide as much detail as necessary without disclosing information that
        poses a reasonable risk of competitive harm. In this regard, consider providing
        disclosure that addresses the relationship between historical and future achievement
        and the extent to which you set the incentive parameters based upon a probability that
        you would achieve the performance objectives. Please provide additional detail and
        an analysis of how individual performance contributed to actual compensation for *all*
        of your named executive officers, including specific contributions the compensation
        committee considered in its evaluation, and if applicable, how they were weighted and
        factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation
        S-K.

                            *   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide
us with marked copies of the amendment to expedite our review. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we

may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director